Exhibit 99.1

Tudou Holdings Limited is dedicated to conducting its business consistent with the highest standards of business ethics. We have an obligation to our employees, shareholders, customers, suppliers, community representatives and other business contacts to be honest, fair and forthright in all of our business activities. The guidelines set out in this Code of Business Conduct and Ethics (the “Code”) are to be followed at all levels of this organization by our directors, officers and employees. We rely on them to uphold our core values and conduct our business honestly, fairly and with integrity.

Code of Business Conduct and Ethics

INTRODUCTION

Purpose

This Code contains general guidelines for conducting the business of Tudou Holdings Limited and its subsidiaries (which, unless the context otherwise requires, are collectively referred to as the “Company” in this Code) consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code applies to all of the directors, officers and employees of the Company. We refer to all persons covered by this Code as “Company employees” or simply “employees.” We also refer to our Chief Executive Officer and our Chief Financial Officer as our “principal financial officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact the Compliance Officer of the Company (the “Compliance Officer”), who shall be a person appointed by the Board of Directors (the “Board”) of the Company. Mr. Sam Lai has initially been appointed by the Board as the Compliance Officer. Mr. Lai can be reached at 86-21-5170-2355 (extension 6018) and officer.compliance@tudou.com. The Company will notify you if the Board appoints a different Compliance Officer. You may remain anonymous and will not be required to reveal your identity in your communication to the Company, although providing your identity may assist the Company in addressing your questions or concerns.

Reporting Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. Your supervisor will contact the Compliance Officer, who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact the Compliance Officer directly. You may also report known or suspected violations of the Code to the Chief Executive Officer at the e-mail address of gary@tudou.com or to the human resources director at the e-mail address of director.hr@tudou.com, or directly call the employee relationship line of human resources department at 021-5170-2355 (extension 6017). Employees making a report need not leave their name or other personal information and reasonable efforts will be used to conduct the investigation that follows from the report in a manner that protects the confidentiality and anonymity of the employee submitting the report. You may remain anonymous and providing your identity may assist the Company in investigating your concern. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Compliance Officer and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern.

It is Company policy that any employee who violates this Code will be subject to appropriate discipline, which may include termination of employment. This determination will be based upon the facts and circumstances of each particular situation. An employee accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Policy Against Retaliation

The Company prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an employee because the employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.

Waivers of the Code

Waivers of this Code for employees may be made only by an executive officer of the Company. Any waiver of this Code for our directors, executive officers or other principal financial officers may be made only by our Board or the appropriate committee of our Board and will be disclosed to the public as required by law or the rules of the Nasdaq Global Market.

CONFLICTS OF INTEREST

Identifying Potential Conflicts of Interest

A conflict of interest can occur when an employee’s private interest interferes, or appears to interfere, with the interests of the Company as a whole. You should avoid any private interest that influences your ability to act in the interests of the Company or that makes it difficult to perform your work objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following situations are examples of conflicts of interest:

•	Outside Employment. No employee should be employed by, serve as a director of, or provide any services to a company that is a material customer, supplier or competitor of the Company.

•

Improper Personal Benefits. No employee should obtain any material (as to him or her) personal benefits or favors because of his or her position with the Company. Please see “Gifts and Entertainment” below for additional guidelines in this area.

•

Financial Interests. No employee should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier or competitor of the Company. A “significant financial interest” means (i) ownership of greater than 1% of the equity of a material customer, supplier or competitor or (ii) an investment in a material customer, supplier or competitor that represents more than 5% of the total assets of the employee.

•

Loans or Other Financial Transactions. No employee should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

•

Service on Boards and Committees. No employee should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

•

Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an employee’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “family members” include your spouse or life-partner, brothers, sisters and parents, in-laws and children whether such relationships are by blood or adoption.

For purposes of this Code, a company is a “material” customer if the company has made payments to the Company in the past year in excess of US$200,000 or 5% of the customer’s gross revenues, whichever is greater. A company is a “material” supplier if the company has received payments from the Company in the past year in excess of US$200,000 or 5% of the supplier’s gross revenues, whichever is greater. A company is a “material” competitor if the company competes in the Company’s line of business and has annual gross revenues from such line of business in excess of US$1,000,000. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact the Compliance Officer for assistance.

Disclosure of Conflicts of Interest

The Company requires that employees disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your supervisor or the Compliance Officer. Your supervisor and the Compliance Officer will work with you to determine whether you have a conflict of interest and, if so, how best to address it. Although conflicts of interest are not automatically prohibited, they are not desirable and may only be waived as described in “Waivers of the Code” above.

CORPORATE OPPORTUNITIES

As an employee of the Company, you have an obligation to advance the Company’s interests when the opportunity to do so arises. If you discover or are presented with a business opportunity through the use of corporate property, information or because of your position with the Company, you should first present the business opportunity to the Company before pursuing the opportunity in your individual capacity. No employee may use corporate property, information or his or her position with the Company for personal gain or should compete with the Company.

You should disclose to your supervisor the terms and conditions of each business opportunity covered by this Code that you wish to pursue. Your supervisor will contact the Compliance Officer and the appropriate management personnel to determine whether the Company wishes to pursue the business opportunity. If the Company waives its right to pursue the business opportunity, you may pursue the business opportunity on the same terms and conditions as originally proposed and consistent with the other ethical guidelines set forth in this Code.

CONFIDENTIAL INFORMATION AND COMPANY PROPERTY

Employees have access to a variety of confidential information while employed at the Company. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its customers. Every employee has a duty to respect and safeguard the confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated. In addition, you must refrain from using any confidential information from any previous employment if, in doing so, you could reasonably be expected to breach your duty of confidentiality to your former employers. An employee’s obligation to protect confidential information continues after he or she leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to you and the Company.

Employees also have a duty to protect the Company’s intellectual property and other business assets. The intellectual property, business systems and the security of Company property are critical to the Company.

Any questions or concerns regarding whether disclosure of Company information is legally mandated should be promptly referred to the Compliance Officer.

Safeguarding Confidential Information and Company Property

Care must be taken to safeguard and protect confidential information and Company property. Accordingly, the following measures should be adhered to:

•

The Company’s employees should conduct their business and social activities so as not to risk inadvertent disclosure of confidential information. For example, when not in use, confidential information should be secretly stored. Also, review of confidential documents or discussion of confidential subjects in public places (e.g., airplanes, trains, taxis, buses, etc.) should be conducted so as to prevent overhearing or other access by unauthorized persons.

•	Within the Company’s offices, confidential matters should not be discussed within hearing range of visitors or others not working on such matters.

•	Confidential matters should not be discussed with other employees not working on such matters or with friends or relatives, including those living in the same household as a Company employee.

•

Company employees are only to access, use and disclose confidential information that is necessary for them to have in the course of performing their duties. They are not to disclose confidential information to other employees or contractors at the Company unless it is necessary for those employees or contractors to have such confidential information in the course of their duties.

•

The Company’s files, personal computers, networks, software, Internet access, Internet browser programs, e-mails, voice mails and other business equipment (e.g., desks and cabinets) and resources are provided for business use and they are the exclusive property of the Company. Misuse of such Company property is not tolerated.

COMPETITION AND FAIR DEALING

All employees are obligated to deal fairly with fellow employees and with the Company’s customers, suppliers and competitors. Employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Relationships with Customers

Our business success depends upon our ability to foster lasting customer relationships. The Company is committed to dealing with customers fairly, honestly and with integrity. Specifically, you should keep the following guidelines in mind when dealing with customers:

•	Information we supply to customers should be accurate and complete to the best of our knowledge. Employees should not deliberately misrepresent information to customers.

•	Employees should not refuse to sell, service, or maintain products of the Company simply because a customer is buying products from another supplier.

•

Customer entertainment should not exceed reasonable and customary business practice. Employees should not provide entertainment or other benefits that could be viewed as an inducement to or a reward for customer purchase decisions. Please see “Gifts and Entertainment” below for additional guidelines in this area.

Relationships with Suppliers

The Company deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based on price, quality, service and reputation, among other factors. Employees dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, their objective assessment of the supplier’s products and prices. Employees can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice. Please see “Gifts and Entertainment” below for additional guidelines in this area.

Relationships with Competitors

The Company is committed to free and open competition in the marketplace. Employees should avoid actions that would be contrary to laws governing competitive practices in the marketplace, including antitrust laws. Such actions include misappropriation and/or misuse of a competitor’s confidential information or making false statements about the competitor’s business and business practices.

PROTECTION AND USE OF COMPANY ASSETS

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. The use of Company funds or assets, whether or not for personal gain, for any unlawful or improper purpose is prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

•	Exercise reasonable care to prevent theft, damage or misuse of Company property.

•	Report the actual or suspected theft, damage or misuse of Company property to a supervisor.

•	Use the Company’s telephone system, other electronic communication services, written materials and other property primarily for business-related purposes.

•	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others.

•	Use Company property only for legitimate business purposes, as authorized in connection with your job responsibilities.

Employees should be aware that Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Employees and other users of Company property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communications. These communications may also be subject to disclosure to law enforcement or government officials.

GIFTS AND ENTERTAINMENT

The giving and receiving of gifts is a common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should not compromise, or appear to compromise, your ability to make objective and fair business decisions.

It is your responsibility to use good judgment in this area. As a general rule, you may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment would not be viewed as an inducement to or reward for any particular business decision. All gifts and entertainment expenses should be properly accounted for on expense reports. The following specific examples may be helpful:

•	Meals and Entertainment. You may occasionally accept or give meals, refreshments or other entertainment if:

•	The items are of reasonable value;

•	The purpose of the meeting or attendance at the event is business related; and

•	The expenses would be paid by the Company as a reasonable business expense if not paid for by another party.

Entertainment of reasonable value may include food and tickets for sporting and cultural events if they are generally offered to other customers, suppliers or vendors.

•	Advertising and Promotional Materials. You may occasionally accept or give advertising or promotional materials of nominal value.

•

Personal Gifts. You may accept or give personal gifts of reasonable value that are related to recognized special occasions such as a graduation, promotion, new job, wedding, retirement or a holiday. A gift is also acceptable if it is based on a family or personal relationship and unrelated to the business involved between the individuals.

•	Gifts Rewarding Service or Accomplishment. You may accept a gift from a civic, charitable or religious organization specifically related to your service or accomplishment.

You must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments. See “The Foreign Corrupt Practices Act” below for a more detailed discussion of our policies regarding giving or receiving gifts related to business transactions.

You should make every effort to refuse or return a gift that is beyond these permissible guidelines. If it would be inappropriate to refuse a gift or you are unable to return a gift, you should promptly report the gift to your supervisor. Your supervisor will bring the gift to the attention of the Compliance Officer which may require you to donate the gift to an appropriate community organization. If you have any questions about whether it is permissible to accept a gift or something else of value, contact your supervisor or the Compliance Officer for additional guidance.

COMPANY RECORDS

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. Company records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. You are responsible for understanding and complying with our record keeping policy. Ask your supervisor if you have any questions.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company we are subject to various securities laws, regulations and reporting obligations. These laws, regulations and obligations and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

It is essential that the Company’s financial records, including all filings with the Securities and Exchange Commission (the “SEC”) be accurate and timely. Accordingly, in addition to adhering to the conflict of interest policy and other policies and guidelines in this Code, the Chief Executive Officer and the Chief Financial Officer must take special care to exhibit integrity at all times and to instill this value within their organizations. In particular, these senior officers must ensure their conduct is honest and ethical that they abide by all public disclosure requirements by providing full, fair, accurate, timely and understandable disclosures, and that they comply with all other applicable laws and regulations. These employees must also understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

In addition, U.S. federal securities law requires the Company to maintain proper internal books and records and to devise and maintain an adequate system of internal accounting controls. The SEC has supplemented the statutory requirements by adopting rules that prohibit (1) any person from falsifying records or accounts subject to the above requirements and (2) officers or directors from making any materially false, misleading, or incomplete statement to an accountant in connection with an audit or any filing with the SEC. These provisions reflect the SEC’s intent to discourage officers, directors, and other persons with access to the Company’s books and records from taking action that might result in the communication of materially misleading financial information to the investing public.

COMPLIANCE WITH LAWS AND REGULATIONS

Each employee has an obligation to comply with all laws, rules and regulations applicable to the Company’s operations. These include laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or the Compliance Officer.

COMPLIANCE WITH INSIDER TRADING LAWS

Company employees are prohibited from trading in the stock or other securities of the Company while in possession of material, nonpublic information about the Company. In addition, Company employees are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of material, nonpublic information. Company employees who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Information is “non-public” if it has not been made generally available to the public by means of a press release or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in a decision to buy, hold or sell stock or other securities. As a rule of thumb, any information that would affect the value of stock or other securities should be considered material. Examples of information that is generally considered “material” include:

•	Financial results or forecasts, or any information that indicates the Company’s financial results may exceed or fall short of forecasts or expectations;

•	Important new products or services;

•	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;

•	Possible management changes or changes of control;

•	Pending or contemplated public or private sales of debt or equity securities;

•	Acquisition or loss of a significant customer or contract;

•	Significant write-offs;

•	Initiation or settlement of significant litigation; and

•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditor’s report.

The laws against insider trading are specific and complex. Any questions about information you may possess or about any dealings you have had in the Company’s securities should be promptly brought to the attention of the Compliance Officer.

PUBLIC COMMUNICATIONS AND PREVENTION OF SELECTIVE DISCLOSURE

Public Communications Generally

The Company places a high value on its credibility and reputation in the community. What is written or said about the Company in the news media and investment community directly impacts our reputation, positively or negatively. Our policy is to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data. To ensure compliance with this policy, all news media or other public requests for information regarding the Company should be directed to the Company’s Market and Public Relations Department. The Market and Public Relations Department will work with you and the appropriate personnel to evaluate and coordinate a response to the request.

Prevention of Selective Disclosure

Preventing selective disclosure is necessary to comply with United States securities laws and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it. “Selective disclosure” occurs when any person provides potentially market-moving information to selected persons before the news is available to the investing public generally. Selective disclosure is a crime under United States law and the penalties for violating the law are severe.

The following guidelines have been established to avoid improper selective disclosure. Every employee is required to follow these procedures:

•

All contact by the Company with investment analysts, the press and/or members of the media shall be made through the Chief Executive Officer, Chief Financial Officer or persons designated by them (collectively, the “Media Contacts”).

•	Other than the Media Contacts, no officer, director or employee shall provide any information regarding the Company or its business to any investment analyst or member of the press or media.

•

All inquiries from third parties, such as industry analysts or members of the media, about the Company or its business should be directed to a Media Contact. All presentations to the investment community regarding the Company will be made by us under the direction of a Media Contact.

•

Other than the Media Contacts, any employee who is asked a question regarding the Company or its business by a member of the press or media shall respond with “No comment” and forward the inquiry to a Media Contact.

These procedures do not apply to the routine process of making previously released information regarding the Company available upon inquiries made by investors, investment analysts and members of the media.

Please contact the Compliance Officer if you have any questions about the scope or application of the Company’s policies regarding selective disclosure.

THE FOREIGN CORRUPT PRACTICES ACT

The Foreign Corrupt Practices Act (the “FCPA”) prohibits the Company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization. Stated more concisely, the FCPA prohibits the payment of bribes, kickbacks or other inducements to foreign officials. This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials. Violation of the FCPA is a crime that can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Certain small facilitation payments to foreign officials may be permissible under the FCPA if customary in the country or locality and intended to secure routine governmental action. Governmental action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion. For instance, “routine” functions would include setting up a telephone line or expediting a shipment through customs. To ensure legal compliance, all facilitation payments must receive prior written approval from the Compliance Officer and must be clearly and accurately reported as a business expense.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor or the Compliance Officer. We expect all directors, officers and employees of the Company to adhere to these standards.

The sections of this Code of Business Conduct and Ethics titled “Introduction,” “Conflicts of Interest,” “Company Records,” “Accuracy of Financial Reports and Other Public Communications” and “Compliance with Laws and Regulations,” as applied to the Company’s principal financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. We reserve the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.